

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 30, 2008

Mr. David C. Ferguson
Vice President-Finance and Chief Financial Officer
TransGlobe Energy Corporation
605 Fifth Avenue SW, Suite 2500
Calgary, Alberta, Canada T2P 3H5

> **Re:** **TransGlobe Energy Corporation**
> **Form 40-F for the Fiscal Year Ended December 31, 2007**
> **Filed March 26, 2008**
> **File No. 1-31891**

Dear Mr. Ferguson:

We have reviewed your Form 40-F for the Fiscal Year Ended December 31, 2007 and have the following comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended December 31, 2007

Exhibit 99.2 Consolidated Audited Financial Statements for the Year Ended December 31, 2007

Notes to the Consolidated Financial Statements

Note 16 Differences Between Generally Accepted Accounting Principles in Canada and the United States of America

A) Full Cost Accounting, page 60

1.   We note your disclosure that "Under U.S. GAAP, the unamortized capitalized cost of the Company's Egyptian oil and gas properties and goodwill exceeded the full cost ceiling limitation by $10.6 million, net of taxes, which was written off for U.S.

GAAP purposes." Please clarify for us why goodwill was impaired as a result of performing the full cost ceiling test for US GAAP purposes.

Closing Comments

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Mark Wojciechowski at (202) 551-3759, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director